FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of February 2004

WAVECOM S.A.

3, esplanade du Foncet
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00

 (Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F  ☒     Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐           No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .]

PRESS RELEASE

Wavecom announces fourth quarter and full year 2003 results

Issy-les-Moulineaux, France – February 11, 2004 – Wavecom SA (NASDAQ: WVCM; Euronext Nouveau Marché: AVM), a provider of integrated wireless technology solutions for Vertical Applications (including machine-to-machine, automobiles and wireless local loop) and Personal Communication Devices (PCDs including telephone handsets and smartphones),  today announced financial results for the fourth quarter and the full year ended December 31, 2003.  All figures are unaudited and reported in accordance with U.S. generally accepted accounting principles (US GAAP).

In millions of euros except for share and per share data	Q4 2002	Q3 2003	Q4 2003	Full year ended Dec. 31, 2003
Revenues	€135.4	€57.4	€60.3	€275.6
Gross profit	53.6	18.2	29.5	102.5
Operating expenses	43.1	31.0	32.9	133.5
Operating income (loss)	10.4	(12.8)	(3.5)	(31.0)
Net income (loss)	11.2	(10.5)	(4.8)	(25.9)
Earnings (loss) per share (basic)	€0.75	€(0.69)	€(0.31)	€(1.70)
No. shares used for calculation	15,052,768	15,231,484	15,339,732	15,216,589

For the fourth quarter of 2003, Wavecom reported total revenues of €60.3 million, representing a 5% increase from the third quarter of 2003 and a 55% decline year-on-year.  At constant currencies(1), Wavecom revenues would have increased 10% over the previous quarter and declined  50% year-on-year.

Wavecom made further progress on diversifying its customer and geographic base.  The top ten customers in the fourth quarter of 2003 together represented 70% of total revenues, compared to 82% during the previous quarter and 87% in the fourth quarter of 2002.  For the full year 2003, Wavecom’s top ten customers represented 76% of total revenues, down from 90% for the full year 2002.  No single customer represented more than 20% of revenues in 2003.

Wavecom sales by market and geographic region

Q4 2003 product sales by market:

PCD (Personal Communication Devices)	38%
Vertical Markets:
M2M (Machine to Machine)	10%
Distributors (selling primarily to M2M)	35%
Automotive	17%

Q4 2003 sales by geographic region:

Asia-Pacific	59%
Americas	5%
Europe, Middle East and Africa	36%

(1) Calculations are based on the following weighted average rates, applied to sales denominated in U.S. dollars, for the periods Oct. 1, 2002 to Dec. 31, 2002 (1 euro = 1.0060 U.S. dollar) and July 1, 2003 to Sept. 30, 2003 (1 euro = 1.1213 U.S. dollar) compared to the period Oct. 1, 2003 to Dec. 31, 2003 (1 euro = 1.1986  U.S. dollar).

For the full year 2003, product sales to vertical markets totalled €130 million, marking an increase of 33% compared to €98 million in 2002, while sales to PCD applications totalled €142 million in 2003 declining 69% compared to €452 million in 2002.

Average selling prices (ASPs) for WISMO modules decreased 9% from the previous quarter and declined 20% year-on-year from the fourth quarter of 2002, in-line with management’s expectations.

Product gross margin for the fourth quarter of 2003 was 50.9%.  This unusually high gross margin was primarily the result of the reevaluation of provisions for third party intellectual property royalties after the Company entered into significant new royalty agreements in 2003. Another contributing factor to the high gross margin is the large contribution of sales from vertical markets, which tend to have higher gross margins than the PCD business.

Operating expenses, which included a €4.2 million write-down of goodwill in the fourth quarter of 2003, totaled €32.9 million, marking an increase of 6% over the previous quarter but a decline of  24% compared to the same quarter a year ago.  General and administrative expenses included a provision of approximately €1.2 million for doubtful accounts and an additional €3.3 million provision for loss related to the consolidation of office space in France.

Headcount as of December 31, 2003 stood at approximately 860, about 20% of which was represented by independent contractors and temporary personnel.  Wavecom announced on January 23, 2004 its plans to implement a new organizational structure, which includes a plan to reduce headcount, primarily in the US and France.  Once the plan is fully implemented, the Company anticipates that its worldwide headcount will be approximately 560, including both salaried employees as well as independent contractors and temporary personnel. This plan is expected to cost approximately €10 to 15 million which relates primarily to headcount reduction and related charges including severance and outplacement packages. The plan is expected to be completed by June 30, 2004.

As a result of the weakening of the U.S. dollar against the euro, Wavecom recorded a net foreign exchange loss of €2.1 million for the full year of 2003. The Company recorded a net tax benefit of €4.4 million for 2003, as a result of tax loss carrybacks and research tax credits in France.

As of December 31, 2003, the Company had cash and short-term investments of €111 million, a sequential decline from €119 million as of September 30, 2003, which reflects primarily the impact of the quarter’s operating loss. Inventories increased to €33.8 million as of December 31, 2003, compared to €17.7 million as of September 30, 2003.  Accounts receivable for the fourth quarter of 2003 totaled €44.6 million, representing 67 days sales outstanding, down from 68 days at September 30, 2003.

Looking back at 2003, Aram Hékimian, Wavecom CEO said, “The year 2003 was an extremely challenging one for us as we confronted aggressive competition in a dynamic global market.  However, we made significant advances on key strategic initiatives, including the Company’s move into silicon chipset design.  We begin 2004 from a solid base of ten years’ experience in the area of wireless core technology design with plans in place to streamline and refocus our Company by July 2004.  We believe the first six months of this year are pivotal for Wavecom as we build on our strong position in the vertical markets and confirm our ability to provide mobile telephone manufacturers with complete solutions at competitive prices.”

Based on information currently available to the Company, including a backlog of €63 million(2) as of December 31, 2003, management projects that revenues for the first quarter of 2004 will be sequentially down from the fourth quarter 2003 and reiterated its 30% gross margin target as an ongoing, long-term objective for 2004.

Looking to 2004 and beyond, Michel Alard, Wavecom chairman stated, “We have focused on reducing our cost structure and creating a more efficient and performance-driven company.  Moving forward, we believe that a keen focus on our two distinct markets — verticals and personal communication devices — and a clear vision for our portfolio of products, will bring stability to our organization and deliver better execution and long term growth.”

Today at 3:00 pm Paris time, Wavecom management will host a conference call for financial professionals commenting on its fourth quarter and full-year 2003 earnings followed by a formal presentation in Paris for financial professionals only. Visit the Wavecom corporate website: www.wavecom.com investors section to listen to this conference call commentary webcast (in English).

Wavecom will announce its first quarter 2004 results on April 28 at 7:30 am Paris time to be followed by a conference call hosted by management in the afternoon.

About Wavecom

Wavecom is a worldwide provider of integrated technology solutions for wireless voice and data applications. Wavecom’s solutions include all the software and hardware elements that are necessary to develop truly innovative wireless devices, as well as the development tools and services needed to bring them to market quickly and easily.

Founded in 1993 and headquartered near Paris in Issy-les-Moulineaux, Wavecom has subsidiaries in Hong Kong (PRC), Seoul (South Korea), San Diego (USA), Darmstadt (Germany) and Guildford (UK). Wavecom is publicly traded on Euronext Paris (Nouveau Marché: AVM) in France and on the NASDAQ (WVCM) exchange in the U.S.

www.wavecom.com

For further information please contact:

USA (general)	USA (financial)
Patrick Hall	John D. Lovallo
The Townsend Agency	Ogilvy Public Relations Worldwide
Tel. +1 (858) 457-4888; ext. 112	Tel. : +1 (212) 880-5216
phall@townsendagency.com	john.lovallo@ogilvypr.com

Asia	UK
Diana Pong/Jessica Chong	Kate Gordon/Tristan Jervis
Ruder Finn Asia Limited	Ruder Finn UK
Tel. +852 2521 0800	Tel. +44 (0)20 7462 8900
pongd@ruderfinn.com.hk	kgordon@ruderfinn.co.uk
chongj@ruderfinn.com.hk	tjervis@ruderfinn.co.uk

(2) Backlog is calculated based on orders in hand as of December 31, 2003 to be shipped within the next 12 months and was valued at a euro/US dollar exchange rate of 1 euro=1.2557 US dollars as of December 31, 2003.

Company contacts:

Wavecom media contact	Wavecom investor contact
Mette Haffner Gullesen	Lisa Ann Sanders
Public Relations Manager	Investor Relations Director
Tel. +33 1 46 29 97 56	Tel. +33 1 46 29 41 81
mette.gullesen@wavecom.com	lisaann.sanders@wavecom.com

This press release may contain forward-looking statements that relate to the Company’s plans objectives, estimates and goals.  Words such as “expects,” “anticipates,” “intends,” “plans,” “believes” and “estimates,” and variations of such words and similar expressions identify such forward-looking statements.  The Company’s business is subject to numerous risks and uncertainties, including probable variability in the Company’s quarterly operating results, manufacturing capacity constraints, dependence on a limited number of customers, variability in production yields, dependence on third parties, currency rate changes and risks associated with managing growth.  These and other risks and uncertainties, which are described in more detail in the Company’s most recent filings with the Securities and Exchange Commission, could cause the Company’s actual results and developments to be materially different from those expressed or implied by any of these forward-looking statements.

-Financial Tables Follow-

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended December 31,
	2002	2003
	Euro	Euro
Revenues :
Product sales	134,949	58,577
Technology development and other services	485	1,704
	135,434	60,281
Cost of revenues :
Product sales :
Cost of goods sold	80,431	37,811
Adjustment of royalty provision	—	(9,076)
Total cost of product sales	80,431	28,735
Technology development and other services	1,436	2,084
	81,867	30,819
Gross profit	53,567	29,462
Operating expenses :
Research and development	21,626	13,354
Sales and marketing	12,384	5,142
General and administrative	8,811	10,197
Goodwill impairment	—	4,244
Amortization of deferred stock-based compensation	304	—
Total operating expenses	43,125	32,937
Operating income (loss)	10,442	(3,475)
Interest income, net	1,155	507
Foreign exchange loss, net	(3,707)	(2,129)
Total financial income (loss)	(2,552)	(1,622)
Income (loss) before minority interests and income taxes	7,890	(5,097)
Minority interests (benefit)	(28)	—
Income (loss) before income taxes	7,918	(5,097)
Income tax expense (benefit)	(3,323)	(315)
Net income (loss)	11,241	(4,782)

Basic net income (loss) per share	0.75	(0.31)
Diluted net income (loss) per share	0.73	(0.31)

Number of shares used for computing :
- basic net income (loss) per share	15,052,768	15,339,732
- diluted net income (loss) per share	15,413,783	15,339,732

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2002	2003
	Euro	Euro
Revenues :
Product sales	549,543	271,773
Technology development and other services	1,546	3,855
	551,089	275,628
Cost of revenues :
Product sales :
Cost of goods sold	371,919	177,541
Adjustment of royalty provision	—	(9,076)
Total cost of product sales	371,919	168,465
Technology development and other services	4,709	4,704
	376,628	173,169
Gross profit	174,461	102,459
Operating expenses :
Research and development	64,093	62,123
Sales and marketing	26,600	27,766
General and administrative	26,163	39,141
Goodwill impairment	—	4,244
Amortization of deferred stock-based compensation	1,587	205
Total operating expenses	118,443	133,479
Operating income (loss)	56,018	(31,020)
Interest income, net	3,159	2,767
Foreign exchange loss, net	(10,857)	(2,065)
Total financial income (loss)	(7,698)	702
Income (loss) before minority interests and income taxes	48,320	(30,318)
Minority interests (benefit)	(323)	(38)
Income (loss) before income taxes	48,643	(30,280)
Income tax expense (benefit)	6,556	(4,400)
Net income (loss)	42,087	(25,880)

Basic net income (loss) per share	2.82	(1.70)
Diluted net income (loss) per share	2.74	(1.70)

Number of shares used for computing :
- basic net income (loss) per share	14,943,048	15,216,589
- diluted net income (loss) per share	15,348,985	15,216,589

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31,
	2002	2003
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	119,416	110,705
Short-term investments	15,112	—
Accounts receivable, net	85,921	44,622
Inventory, net	30,205	33,809
Value added tax recoverable	6,430	2,235
Prepaid expenses and other current assets	9,335	11,442
Advance tax payments	—	7,670
Deferred tax assets	3,889	—
Total current assets	270,308	210,483

Property and equipment, net	29,624	27,861
Goodwill, net	4,807	—
Long-term investments	14,152	16,502
Other assets	5,102	9,411
Recoverable taxes	—	9,913
Deferred tax assets	8,041	6,320
Total assets	332,034	280,490

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	99,937	85,995
Accrued compensation	10,488	7,208
Other accrued expenses	36,367	35,655
Current portion of capitalized lease obligations	214	855
Deferred revenue and advances received from customers	4,100	1,420
Income tax payable	13,605	—
Other liabilities	179	71
Total current liabilities	164,890	131,204

Long-term portion of capitalized lease obligations	287	425
Other long-term liabilities	—	6,267
Total long-term liabilities	287	6,692

Minority interests	38	—

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 342 789 shares issued and outstanding at December 31, 2003 (15 107 890 at December 31, 2002)	15,108	15,343
Additional paid-in capital	135,954	136,460
Treasury stock (156 345 shares in treasury at December 31, 2003)	—	(1,312)
Deferred compensation	(975)	(323)
Retained earnings (deficit)	16,416	(9,326)
Accumulated other comprehensive income	316	1,752
Total shareholders’ equity	166,819	142,594
Total liabilities and shareholders’ equity	332,034	280,490

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31,
	2002	2003
	Euro	Euro
Cash flows from operating activities :
Net income (loss)	42,087	(25,880)
Adjustments to reconcile net income (loss) to net cash provided from operating activities :
Depreciation and amortization of property and equipment	13,373	14,193
Goodwill impairment	—	4,244
Amortization of deferred stock-based compensation	2,200	756
Minority interests	(323)	(38)
Gain on purchase of minority interests	—	140
Deferred taxes	—	5,611
Net increase in cash from working capital items	(15,470)	(4,761)
Net cash provided (used) by operating activities	41,867	(5,735)
Cash flows from investing activities :
Disposal (acquisition) of short-term investments	(12,104)	15,112
Acquisition of long term investments	(10,676)	(2,350)
Repurchase of minority interests in Arguin	—	(251)
Purchases of property and equipment	(27,307)	(11,381)
Proceeds from sale of property and equipment	177	76
Net cash provised (used) by investing activities	(49,910)	1,206
Cash flows from financing activities :
Repayment of loans	(488)	—
Principal payments on capital lease obligations	(237)	(743)
Purchases of treasury stock	—	(1,312)
Exercise of stock options and founders’ warrants	1,054	791
Net cash provided (used) by financing activities	329	(1,264)
Effect of exchange rate changes on cash and cash equivalents	(1,842)	(2,918)
Net decrease in cash and cash equivalents	(9,556)	(8,711)
Cash and cash equivalents, beginning of period	128,972	119,416
Cash and cash equivalents, end of period	119,416	110,705

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: February 11, 2004	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer